FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange by The "Shell" Transport and Trading Company, p.l.c. on 26th April 2004.

On 23 April 2004, The "Shell" Transport and Trading Company, p.l.c. received a notification dated 22 April 2004 from The Capital Group Companies, Inc. ("Capital") pursuant to Section 198 of the Companies Act 1985 that Capital has an interest in 390,241,730 Ordinary shares of 25p each in the Company being 4.037 per cent of the issued Ordinary share capital held as follows:

No. of Shares
Capital Guardian Trust Company	44,320,076
Capital International Limited	111,141,645
Capital International S.A.	8,862,074
Capital International Inc	6,851,264
Capital Research and Management Company	219,066,671

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 26 April 2004